

Christine Outram · 1st

CEO. Building the future of education @Everydae

Los Angeles, California, United States · **500+ connections** ·

Contact info

Everydae

Massachusetts Institute of Technology

About

About me:
- Invented the electric bike - the Copenhagen Wheel
- Named one of the '36 most creative women' by Business Insi ... see more

Featured



Everydae: ace your classes and prepare for college in just 10 minutes a day.
YouTube


We invited 500 people in Seattle to tag their trash

Trash | Track - what happens when you put location sensors on 3000 pieces of...
YouTube



The Cop winning
YouTube

At Everydae we're closing the education inequality gap by giving every high school...

We know everything the supply chain, but very little about what happens when you...

Between of the Co

Experience

Chief Executive Officer
Everydae
2019 – Present · 2 yrs
Greater Los Angeles Area

Transcend Fellow
Transcend Network
Oct 2020 – Nov 2020 · 2 mos

The first global network of founders building the future of learning and work.
W20 Cohort.

Advisory Board Member
Neighborly
2012 – 2019 · 7 yrs

Chief Product Officer
Veritas Prep
2017 – 2018 · 1 yr
Greater Los Angeles Area

Designed and launched ORION (formerly VALT), an adaptive e-learning product that used a diagnostic test and item response theory to maximize results in the minimum amount of time.
Veritas Prep was acquired by Varsity Tutors.

Head of Product Design
DogVacay
2016 – 2017 · 1 yr
Greater Los Angeles Area

Led the product design and marketing design team - defined and created product features, service offerings and marketing collateral. Was working on launching DogVacay's dog-walking service and a complete brand revamp when DogVacay got sold to the Seattle company Rover.com.

Show 5 more experiences

Education

Massachusetts Institute of Technology

Masters, Computation & Urbanism, GPA 5.0

2007 – 2009

- Invented the Copenhagen Wheel
- One of the first researchers to harness large scale data sets to visualize city life
- Designed an intelligent garbage removal system for the city of Florence
- Modeled the impact of a peer-to-peer delivery system for the city of Copenhagen
- Created a system for identifying supply and demand for smart shared electric vehicles
- Published in numerous journals and books for work on Smart Cities & urban computation

UNSW

Architecture, 1st class honors

1999 – 2004